

January 22, 2014

Via E-mail
Joseph Regan
Chief Financial Officer
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 4125
New York, NY 10119

      Re: Globe Specialty Metals, Inc.
             Form 10-K for the Fiscal Year Ended June 30, 2013
             Filed August 28, 2013
             File No. 001-34420

Dear Mr. Regan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

1.   We note your filing includes several mining operations/facilities such as Alden Resources which mines metallurgical coal at six coal mines in Kentucky and Alabama Sand and Gravel Inc. which produces your silica feedstock from quartzite quarries located in Alabama. Supplementally, please provide the asset valuation, net profits, and total revenues for these mining/processing facilities to verify their materiality. We may have further comments pending your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2.   We note from your disclosure on page six stating that "[you] measure [your] success by reviewing pertinent financial metrics such as return on committed capital, efficient use of [your] balance sheet such as inventory turns and days sales outstanding as well as Gross and Adjusted EBITDA margins." Please clarify why these metrics are not discussed in your filing for investors if management believes these metrics are used to measure your success, or provide us with draft disclosure to be included in future filings which discuss these metrics in a manner that complies with Item 10(e) of Regulation S-K.

Commitments and Contractual Obligations, page 27

3.   We note from pages 5 and 54 that you have long-term raw material and power supply contracts. Please tell us why you do not report these long-term contracts in your contractual obligations table under Item 303(a)(5) of Regulations S-K. In addition, tell us why amounts due under your revolving credit agreement are also excluded from the table. Please provide revised tabular disclosure of your contractual obligations to be included in future filings which includes these obligations or tell us how your current presentation complies with Item 303(a)(5) of Regulation S-K.

Notes to Consolidated Financial Statements, Page 42
(2) Summary of Significant Accounting Policies, page 42

4.   We note from your filing that you operate both coal and quartzite mines. To the extent material, please disclose your accounting policy with respect to the costs incurred for your exploration activities associated with mining operations.

c. Revenue Recognition, page 42

5.   We note your revenue recognition policy reiterates the general revenue recognition criteria in SAB Topic 13A and does not address how the criteria are met in relation to your specific revenue-generating activities. For example, you do not describe your revenue recognition policy specifically pertaining to your silicon metal sold through annual contracts which are largely fixed price with approximately 40% being priced based on an index and with a mix of firm volume commitments as discussed on page five. Please provide revised disclosure to be included in future filings which discusses when revenue is recognized specific to your various revenue-generating transactions in accordance with SAB Topic 13B. In addition, your revised policy should describe how and when each of the four criteria set forth under SAB Topic 13A are met. If your policy varies in different parts of the world, those differences should also be described.

(6) Property, Plant, and Equipment, page 45

6.   We note you disclose $55.8 million of mineral reserves for the years ended 2013 and
        2012. Please provide revised disclosure to be included in future filings which
        describes the types of expenditures recorded in the mineral reserves and clarifies the
        method used to deplete this asset.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   The company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    •   Staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    •   The company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief at 202-551-3650 if you have questions regarding comments on the
financial statements and related matters and George Schuler, Mining Engineer at 202-551-3718
regarding the engineering comments.

                                                    Sincerely,

                                                    /s/Tia L. Jenkins

                                                    Tia L. Jenkins
                                                    Senior Assistant Chief Accountant
                                                    Office of Beverages, Apparel, and
                                                    Mining